Mail Stop 7010

October 18, 2005

Via U.S. mail and facsimile

Parrish Medley, Chief Executive Officer
Davi Skin, Inc.
301 North Canon Drive, Suite #328
Beverly Hills, CA  90210

	RE:	Form 10-KSB for the Fiscal Year Ended December 31, 2004
		Form 10-QSB for the Fiscal Quarter Ended June 30, 2005 Form 10-QSB for the Fiscal Quarter Ended March 31, 2005
		File No. 0-32843

Dear Mr. Medley:

      We have reviewed your response letter dated October 7, 2005 and have the following additional comments. If you disagree, we will consider your explanation as to why our comment is inapplicable. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-KSB for the Fiscal Year Ended December 31, 2004

Comment applicable to your overall filing
1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. With the exception of the comments below that specifically request an amendment, all other revisions may be included in your future filings.





Report of Independent Registered Public Accounting Firm, page F-1
2. We read your response to our comment 7 from our letter dated September 19, 2005. The explanatory paragraph included in your auditors` report does not reference the restatement related to the classification of cash received from notes payable in your statements of cash flows. As previously requested, please obtain an updated opinion from your auditors that references all restatements.

Financial Statements

Statement of Stockholders` Equity, page F-4
3. We reviewed your proposed revised statement of stockholders` equity. The activity and related ending balances presented in your proposed statement of stockholders` equity do not equal the
amounts
presented in your balance sheet. Please revise accordingly. In addition, it appears as though you have changed the valuation of your prepaid consulting contract from approximately $1.8 million to
$0.1
million. Please tell us the facts and circumstances which support this change in valuation.
4. Your response to our comment 12 from our letter dated August
18,
2005 and your revised disclosure in note 7 to your financial statements indicates that you issued 435,000 options to non-employee outside consultants. Please tell us how you have reflected the fair value, which you deemed to be approximately $1.1 million in your financial statements.

Notes to Financial Statements
5. We reviewed your proposed revision to your statements of cash flows regarding cash received from notes payable. Your proposed notes to your financial statements regarding your restatements do not include a discussion regarding this restatement. Please revise Note
8 to your financial statements to present information for all restatements. Please ensure that each restatement is separately discussed in your disclosure. Similarly, please revise your Forms 10-QSB to include this information as well.








1. Description of Business, History and Summary of Significant
Policies, page F-6

History, page F-6
6. Your disclosure states you accounted for the transaction between
MW Medical, Inc. and Davi Skin, Inc. as a quasi-reorganization or reverse merger. This transaction appears to be a recapitalization rather than a quasi-reorganization or reverse merger. Please revise your disclosure accordingly here and in your subsequent filings on Form 10-QSB.

Stock-based compensation, page F-8
7. Your response to our comment 13 indicates that you have updated your disclosures to include the information pursuant to paragraphs 46 through 48 of SFAS 123 as amended by SFAS 148. However, your response does not include what this disclosure will look like in your future filings, as previously requested, please show us how you intend to present this disclosure in your future filings.


Form 10-QSB for the Fiscal Quarter Ended June 30, 2005

Comments applicable to your overall filing
8. Please address the comments above in your interim Forms 10-QSB as well.

Financial Statements

Statement of Stockholders` Equity, page F-4
9. We read your responses to our comments 16 and 17 from our letter
dated September 19, 2005. Based on your responses and revised disclosures it is still unclear to us how you have reflected the two offerings in which you sold units consisting of two shares of your common stock and one warrant to purchase your common stock for $6.00 per unit. Please tell us what consideration you gave to the $5.25 market price of your stock on the date of offering and the $4.50 exercise price of each warrant in allocating the proceeds for each $6.00 unit. Supplementally, please provide us with your statement of stockholders` equity for the period from December 31, 2004 to June 30, 2005. Please also include in your response any additional information that may be helpful to us in understanding how you valued and allocated each component of the units sold.

10. Your response to our comment 18 from our letter dated
September
19, 2005 does not include what this disclosure will look like in your future filings. As previously requested, please show us how you intend to present in your future filings a note to the financial statements, which discusses your common stock issuances as presented in your statement of stockholders` equity and the activity you have included in Item 2. Unregistered Sales of Equity Securities and Use of Proceeds.


Form 8-K
11. We read your response to our comment 20 from our letter dated September 19, 2005. An Item 4.02 Form 8-K should be filed within four business days of the triggering event. As previously requested, please file an Item 4.02 Form 8-K referencing each restatement item, for which you have concluded a restatement is required. Refer to general instruction B(1) of Form 8-K.

We remind you that when you file your restated Forms 10-KSB/A and 10-
QSB/A you should appropriately address the following:
* an explanatory paragraph in the reissued audit opinion
* full compliance with APB 20, paragraphs 36 and 37
* fully update all affected portions of the document, including MD&A, selected financial data, and quarterly financial data
* updated Item 8A. and Item 3 disclosures should include the following:
o a discussion of the restatement and the facts and circumstances surrounding it,
o how the restatement impacted the CEO and CFO`s original conclusions regarding the effectiveness of your disclosure controls and procedures,
o changes to internal controls over financial reporting, and
o anticipated changes to disclosure controls and procedures and/or internal controls over financial reporting to prevent future misstatements of a similar nature
Refer to Items 307 and 308(c) of Regulation S-B.
* updated certifications.







*    *    *    *

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

      If you have any questions regarding these comments, please direct them to Meagan Caldwell, Staff Accountant, at (202) 551-
3754
or, in her absence, to the undersigned at (202) 551-3769.


							Sincerely,


							Rufus Decker
							Accounting Branch Chief

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Parrish Medley
Davi Skin, Inc.
October 18, 2005
Page 1 of 5




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE